VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102
OF
NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on July 7, 2015 (the “Meeting”):

1.	The number of directors of the Company was set at nine (9). Shares voted by proxy represented 56,557,766 votes for and 677,970 votes against.

2.	The following directors were elected at the Meeting:

DIRECTOR	FOR	WITHHELD

Scott D. Cousens	27,803,416	9,215,617

Robert A. Dickinson	28,377,831	8,641,202

Gordon J. Fretwell	36,092,766	926,267

Russell E. Hallbauer	28,054,826	8,964,207

Wayne Kirk	36,789,608	229,425

Ronald W. Thiessen	28,529,016	8,490,017

Peter Mitchell	36,538,780	480,253

Marchand Snyman	28,116,388	8,902,645

Kenneth Pickering	36,762,865	256,168

3.	Deloitte LLP, Chartered Accountants, was re-appointed auditor of the Company. Shares voted in person and proxies received represented 58,444,606 votes for and 396,446 votes withheld.

4.	The shareholders approved the adoption of a Deferred Share Unit Plan. Shares voted in person and proxies received represented 26,644,931 votes for and 10,374,102 votes against.

5.	The shareholders approved the adoption of a Restricted Share Unit Plan. Shares voted in person and proxies received represented 26,731,579 votes for and 10,287,454 votes against.